UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Streamline Health Solutions, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
86323X106
(CUSIP Number)
Eric Lombardo
7173 Royalgreen Dr.
Cincinnati, OH 45244
513.624.9329
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86323X106	Page	2	of	4

1	NAMES OF REPORTING PERSONS Eric S. Lombardo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,497,127

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,497,127

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,497,127

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page	3	of	4
Note:	This Schedule 13D is not a solicitation under Regulation 14A of the Securities Exchange At of 1934, as amended.

Item 1.	Security and Issuer
Common Stock, $0.01 par value
Streamline Health Solutions, Inc.
10200 Alliance Road, Suite 200
Cincinnati, OH 45242

Item 2.	Identity and Background
a.)	Eric S. Lombardo

b.)	7173 Royalgreen Dr., Cincinnati, OH 45244

c.)	President, Bizonics LLC

d.)	None

e.)	None

f.)	United States
Item 3. Source and Amount of Funds or Other Consideration
No shares are being purchased or sold.

Item 4.	Purpose of Transaction
Eric S. Lombardo (“Lombardo”) is transitioning from a passive investor to an investor having the purpose changing or influencing the control of Streamline Health Solutions, Inc. (the “Company”) in order to increase shareholder value. Lombardo was a co-founder of the Company and spent 15 years as Executive Vice President before leaving the Company in December of 2004. Lombardo retains a 16% ownership interest in the Company. Over the past few years there has been steady decline in the Company’s financial performance and shareholder value. In the last three years (12 quarters) the Company has posted seven quarterly losses, two quarters of $0.00 earnings and three quarterly profits above $0.01 with a cumulative loss amounting to approximately ($0.25)/share. At the same time, the price of the Company’s stock has fallen significantly. Lombardo’s requests beginning in April 2007 and on several occasions over the last two years to meet with the independent board directors to discuss the Company’s CEO’s performance have been denied or conditioned on dropping shareholder proposals. The latest request was denied in a phone conversation with one of the Company’s directors on April 20, 2009.

Item 5.	Interest in Securities of the Issuer
a.)	16.0%, 1,497,127 shares of common stock at $0.01 par value

b.)	Sole voting and dispositive power for 1,497,127 shares of common stock at $0.01 par value

c.)	None

d.)	None

e.)	N/A

Page	4	of	4

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.	Material to be Filed as Exhibits
None
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 24, 2009

By:	/s/ Eric S. Lombardo
	Name:	Eric S. Lombardo